June 8, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Terence O’Brien, Accounting Branch Chief
                      Nudrat Salik, Staff Accountant
                      Al Pavot, Staff Accountant

Re:	SolarCity Corporation Form 10-K for the Year Ended December 31, 2015 Filed February 10, 2016 Form 10-Q for the Period Ended March 31, 2016 Filed May 10, 2016 Form 8-K Filed May 9, 2016

Ladies and Gentlemen:

SolarCity Corporation (“SolarCity” or the “Company”) submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 23, 2016 (the “Comment Letter”), relating to SolarCity’s Form 10-K for the Year Ended December 31, 2015 (File No. 001-35758) originally filed with the Commission on February 10, 2016 (the “Form 10-K”), SolarCity’s Form 10-Q for the Period Ended March 31, 2016 (File No. 001-35758) originally filed with the Commission on May 10, 2016 (the “Form 10-Q”), and SolarCity’s Current Report on Form 8-K (File No. 001-35758) originally filed with the Commission on May 9, 2016 (the “Form 8-K”).  In this letter, we have recited the comments from the Staff in italicized, bold type and have followed them with our responses.

Form 10-K
General

1. Your 8-K filed on May 9, 2016 repeatedly refers to Solar Renewable Energy Credits, including your now separate presentation of Contracted SREC Portfolio Pre-Tax Unlevered NPV Remaining. In this regard, please expand your disclosures to discuss how these credits originate, the typical terms of these credits and contracts you enter into related to these credits, and correspondingly how you account for these credits and contracts.

In response to the Staff’s comment, we hereby undertake to include in future annual and quarterly reports filed with the Commission expanded disclosure to discuss how these credits originate, the typical terms of these credits and contracts we enter into related to these credits, and how we account for these credits and contracts.  These disclosures will explain that a solar renewable energy credit, or SREC, is a tradable credit that represents all of the clean energy benefits of electricity generated from a solar energy system. Each time a solar energy system generates 1,000 kWh of electricity, one SREC is issued or minted

3055 Clearview Way   San Mateo, CA  94402   T (650) 638-1028  (888) SOL-CITY    F 650.638-1029   solarcity.com

AL 05500, AR M-8937, AZ ROC 243771/ROC 245450, CA CSLB 888104, CO EC8041, CT HIC 0632778/ELC 0125305, DC 410514000080/ECC902585, DE 2011120386/ T1-6032, FL EC13006226, HI CT-29770, IL 15-0052, MA HIC 168572/EL-1136MR, MD HIC 128948/11805, NC 30801-U, NH 0347C/12523M, NJ NJHIC#13VH06160600/34EB01732700, NM EE98-379590, NV NV20121135172/C2-0078648/B2-0079719, OH EL.47707, OR CB180498/C562, PA HICPA077343, RI AC004714/Reg 38313, TX TECL27006, SC M113431, UT 8726950-5501, VA ELE2705153278, VT EM-05829, WA SOLARC*919O1/SOLARC*905P7, Albany 439, Greene A-486, Nassau H2409710000, Putnam PC6041, Rockland H-11864-40-00-00, Suffolk 52057-H, Westchester WC-26088-H13, N.Y.C #2001384-DCA. SCENYC: N.Y.C. Licensed Electrician, #12610, #004485, 155 Water St, 6th Fl., Unit 10, Brooklyn, NY 11201, #2013966-DCA. All loans provided by SolarCity Finance Company, LLC. CA Finance Lenders License 6054796. SolarCity Finance Company, LLC is licensed by the Delaware State Bank Commissioner to engage in business in Delaware under license number 019422, MD Consumer Loan License 2241, NV Installment Loan License IL11023 / IL11024, Rhode Island Licensed Lender #20153103LL, TX Registered Creditor 1400050963-202404, VT Lender License #6766 © 2016 SolarCity Corporation. All rights reserved.

Securities and Exchange Commission
June 8, 2016

by a government agency. The SREC can then be sold or traded separately from the power produced, generally through brokers and dealers facilitating individually negotiated bilateral arrangements.

SRECs are primarily valuable because they help utilities and other energy suppliers meet mandatory Renewable Portfolio Standards (“RPS”) that have been enacted in certain jurisdictions.  These standards require utilities in applicable jurisdictions to sell a specified percentage or amount of electricity from renewable sources, and this requirement can be satisfied by deploying their own renewable energy generating facilities or by purchasing renewable energy credits, such as SRECs, from qualifying installations.

Typically, SolarCity executes long-term contractual arrangements to deliver to buyers agreed upon quantities of SRECs generated in the future by solar energy systems that are owned by the Company at agreed upon pricing. Generally, these buyers would pay upfront for these purchases. In some instances, if the Company does not generate sufficient SRECs to meet delivery requirements, the Company may buy SRECs from the market to satisfy its delivery obligations under these agreements. Occasionally, the Company sells existing SRECs to the market without utilizing long-term contractual arrangements. We record the upfront payments received from buyers as deferred revenue. In all cases, we only recognize SRECs revenue upon delivery of the SRECs to the buyers when all other applicable revenue recognition criteria have been met. We have concluded that the contracts to deliver SRECs in the future to buyers would not be accounted for as derivative contracts either because they do not meet the definition of derivative under ASC 815-10-15-83 since the contracts do not allow net settlement, or they qualify for the normal purchase and normal sale scope exception under ASC 815-10-15-22 and -25.

We also hereby undertake to include in future annual and quarterly reports filed with the Commission disclosures clarifying our accounting policy for SRECs, substantially as follows:

Solar Renewable Energy Credits

The Company accounts for solar renewable energy credits, or SRECs, when they are purchased by the Company or sold to third parties. For SRECs generated by solar energy systems owned by the Company and minted by government agencies, the Company does not recognize any specifically identifiable costs for those SRECs as there are no specific incremental costs incurred to generate the SRECs. For SRECs purchased by the Company, the Company carries these SRECs at their cost, subject to testing for impairment. The Company recognizes revenue from the sale of an SREC when the SREC is transferred to the buyer, and the cost of the SREC, if any, is then recorded within cost of periodic billings revenue.

Form 10-Q
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies and Procedures, page 7

2. Disclosures on page 35 indicate that you discontinued offering MyPower contracts in most of your service territories in the first quarter of 2016. During the earnings call held on May 9, 2016, it was indicated that a new loan product in place of MyPower contracts has been developed. Please disclose the significant terms of the new product and clarify what impact the differences in terms from the MyPower contracts have had on your accounting for these loan arrangements, including whether you still consider the arrangement consideration not to currently be fixed or determinable. Please also address your accounting for the corresponding warranty costs on these new loan arrangements.

In response to the Staff’s comment, we respectfully advise the Staff that in the second quarter of 2016, SolarCity entered into an agreement with an independent, third-party lender whereby the third-party lender offers financing arrangements to qualified SolarCity customers to enable them to purchase and own a solar energy system installed by SolarCity. In connection with this third-party loan offering, our

Securities and Exchange Commission
June 8, 2016

customers would enter into our standard solar PV system purchase/installation agreement.  The third-party lender would enter into a loan agreement with our customer and finance the full purchase price of the solar energy system. While SolarCity is not a party to the loan agreement between our customer and the third-party lender, we do not commence system installation until the customer has entered into the loan agreement with the lender. Following installation, SolarCity’s continuing involvement with the customer will primarily consist of normal warranty obligations and system performance monitoring (identical to our other cash sales). Upon the completion of installation of the solar energy system, the customer assumes legal title to the system and bears the risk of loss, along with the third-party lender.

While the customer has the right to cancel prior to installation (identical to our cash sale customers that do not finance), thereafter, the customer has no contractual right to a refund or recourse to return the system to us. As the owner of the solar energy system, the customer benefits from available federal tax credits and any other incentives. This new third-party loan arrangement will be offered to qualified residential customers as a replacement to the MyPower program.  We are evaluating expanding the financing sources available to our customers by entering into similar arrangements with select additional third-party lenders to provide our customers low cost financing alternatives.

Under these third-party loans, we receive the proceeds from the sale of the solar energy systems from the third-party lender in two parts: (i) upon completion of installation and (ii) upon interconnection approval. Therefore, we deem the consideration to be fixed or determinable and recognize revenue when we install the solar energy system and it passes inspection by the utility or the authority having jurisdiction. We will record the estimated warranty expense contemporaneously with the revenue recognized from the sale of system. The key difference between this new loan arrangement and the MyPower program is that under MyPower a subsidiary of the Company provided the loan to the customer and we recognized revenue and cost of revenues as we collected payments from our customers over the term of the loan, as we have concluded that the sales prices in those arrangements are not fixed or determinable. Under the new arrangement, we expect to record the revenue and cost of revenue from the sale of the solar energy systems upon the system passing inspection by the utility or the authority having jurisdiction  in accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, and ASC 605-10-S99, Revenue Recognition—Overall—SEC Materials.

In response to the Staff’s comment, we hereby undertake to include in future annual and quarterly reports filed with the Commission expanded disclosure to discuss the significant terms of this new arrangement and the revenue recognition policy for sales made under this new loan program arrangement as the sales under the arrangement become material.

Form 10-Q
Notes to the Financial Statements
Reclassifications, page 7

3. In a similar manner to the disclosures provided in your Form 10-K for your previous income statement line items, please provide a description of the components of each of your new revised income statement line items. We note that revenue from sales under MyPower contracts have been separately presented as revenue from solar energy systems under long-term arrangements. Please clarify where the costs associated with these contracts are recorded, including the warranty costs.

In response to the first portion of the Staff’s comment, we hereby undertake to include in future annual and quarterly reports filed with the Commission expanded descriptions of the components of each of our reclassified income statement line items, substantially as follows:

Periodic operating lease billings and incentives: Periodic operating lease billings and incentives include revenues generated from contractual periodic billings to customers under leases or power purchase agreements that we account for as operating leases. It also includes the proceeds from solar energy system incentives offered by certain state and local

Securities and Exchange Commission
June 8, 2016

governments that are paid based on the system’s performance, which we consider to be part of the proceeds from our operating leases. We recognize revenue from our operating leases over the operating lease term.  For lease arrangements we recognize revenue on a straight-line basis over the lease term and for power purchase agreements we recognize revenue as we generate and sell energy to customers. Periodic operating lease billings and incentives revenue does not include revenue from upfront lease prepayments by customers and upfront incentives paid by certain state and local governments as such revenue is included in revenue from operating lease prepayments and upfront incentives.

Revenue from operating lease prepayments and upfront incentives: Revenue from operating lease prepayments and upfront incentives is comprised of revenue from prepayments by our lease customers, which is recognized on a straight-line basis over the lease term, generally 20 years. It also includes revenue from solar energy system incentives offered by certain state and local governments that are paid upfront based on the power generating capacity of the systems and recognized as revenue over the operating lease term, generally 20 years.

Sale of solar renewable energy credits: Revenue from sale of solar renewable energy credits, or SRECs, represents the proceeds from SRECs transferred to buyers.

Revenue from solar energy systems under long-term loan arrangements: Revenue from solar energy systems under long-term loan arrangements comprises revenue from solar energy systems financed under MyPower contracts. We recognize revenue from solar energy systems financed under MyPower over the 30-year term of the contract as the customer pays the loan’s principal and interest.

Solar energy systems and components sales: Solar energy systems and components sales is comprised of revenue from the outright sale of solar energy systems directly to cash paying customers, revenue generated from long-term solar energy system sales contracts, and revenue attributable to our energy-related products and services. We recognize revenue from solar energy systems sold outright to our customers when we install the solar energy system and it passes inspection by the utility or the authority having jurisdiction. We allocate a portion of the proceeds from the sale of the system to the remote monitoring service or maintenance service, if applicable, and recognize the allocated amount (based on relative selling prices) as revenue over the contractual service term. We recognize revenue generated from long-term solar energy system sales contracts on a percentage-of-completion basis, based on the ratio of labor costs incurred to date to total project labor costs. We recognize revenue from our energy-related products and services when we complete the services.

Cost of periodic billings revenue (exclusive of depreciation and amortization): Cost of periodic billings revenue is comprised of maintenance costs associated with solar energy systems under operating leases, customer care expenses, costs associated with cancellations of lease contracts, and direct and allocated costs associated with monitoring services for these systems.

Cost of solar energy systems and components sales revenue (exclusive of amortization and warranty): The substantial majority of solar energy systems and components sales cost of revenue is the costs of solar energy systems components and personnel costs associated with system installations or manufacture of components. We have historically purchased the significant component parts of the solar energy systems directly from foreign and domestic manufacturers or distributors. Following the acquisition of Zep Solar, we produce, through contract manufacturers, mounting solutions for photovoltaic panels, which are components of the solar energy systems. Following the acquisition of Silevo, we have

Securities and Exchange Commission
June 8, 2016

commenced limited domestic production of solar cells and modules for use in our solar energy systems.

Cost of solar energy systems and components sales revenue also includes solar energy system installation costs, project-specific engineering and design costs, freight charges, and allocated corporate overhead costs, such as facilities costs, vehicle depreciation costs and personnel costs associated with supply chain, logistics, operations management, safety and quality control. Personnel costs include salary, bonus, employee benefit costs and stock-based compensation costs.

Pre-production expense: Pre-production expense is comprised of salaries and personnel-related costs and the cost of operating our production facilities line before attaining commercial production capability, including the cost of raw materials for solar modules run through the production line during this stage that were not used in commercial production. Upon attaining commercial production capability, and as the production capacity of a production facility increases, we expect the expense to decrease as production costs are capitalized into the cost of inventory. However, we expect that this expense would increase as we start to commission and operate additional production facilities.

Depreciation, amortization and warranty: Depreciation, amortization and warranty is comprised of: (i) depreciation of the cost of leased solar energy systems reduced by amortization of U.S. Treasury grants income; (ii) amortization of initial direct costs associated with solar energy systems under operating leases; (iii) amortization of deferred costs of systems sold under MyPower contracts which are recognized in proportion to MyPower revenue recognition; and (iv) warranty costs for systems sold outright for cash or systems sold under MyPower contracts. Initial direct costs include allocated incremental contract administration costs, sales commissions and customer acquisition referral fees from the origination of solar energy systems operating leases to customers.

Interest expense (excluding amortization of debt discounts and fees) - recourse debt: Interest expense – recourse debt is comprised of interest we have incurred on our recourse debt and excludes amortization of any fees, discount or premium associated with the debt.

Interest expense (excluding amortization of debt discounts and fees) - non-recourse debt: Interest expense – non-recourse debt is comprised of interest we have incurred on our non-recourse debt and excludes amortization of any fees, discount or premium associated with the debt.

Other interest expense and amortization of debt discounts and fees, net: Other interest expense and amortization of debt discounts and fees, net, is comprised of amortization of financing fees, discounts and any premiums associated with our debt. It also includes imputed interest associated with our financing obligations as well as interest expense associated with our capital leases.

In response to the second portion of the Staff’s comment, we respectfully advise the Staff that, as described above, the amortization of the deferred costs of the systems sold under the MyPower program, as well as the associated warranty expense, are included as a component of depreciation, amortization and warranty.

Securities and Exchange Commission
June 8, 2016

Form 10-Q
Management’s Discussion and Analysis
Liquidity and Capital Resources, page 38

4. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet or which could impact your ability to obtain additional debt or equity financing to a material extent. For example, we note that you are required to maintain certain debt service and interest coverage ratios pursuant to certain debt agreements. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

The Company respectfully informs the Staff that it closely monitors its compliance with all debt covenants and was in compliance with all material debt covenants as of the fiscal quarter ended March 31, 2016. The Company’s current operating plan projects that the Company will remain in compliance with its material debt covenants during the following twelve months, and the Company has determined that it is not reasonably likely that the Company will fail to remain in compliance with its material debt covenants during this period. The Company acknowledges that its operating plan includes certain assumptions, primarily related to its ability to efficiently increase bookings, raise sufficient capital to finance the installation and deployment of solar energy systems, continue to reduce its cost to install solar energy systems, and successfully monetize cash flows from solar energy systems deployed under long-term arrangements. Furthermore, the Company’s operating plan provides more direct visibility into near-term operations and relies more significantly on certain assumptions in later periods. In the event that these assumptions prove to be inaccurate, or the timing of certain events or transactions does not occur as projected, the Company expects to adjust its operating plan in a manner that would focus on remaining in compliance with its material debt covenants. In the event that the Company determines that it is reasonably likely that it will not be able to meet its material debt covenants or that compliance with such material debt covenants is reasonably likely to impact its ability to obtain necessary debt or equity financing to a material extent, the Company undertakes to disclose in annual and quarterly reports filed with the Commission these circumstances to investors, including the impact or reasonably likely impact of such a failure to comply (including the effects of any cross-default or cross-acceleration or similar provisions) on the Company’s financial condition or operating performance, and to disclose the actual ratios and amounts of its material debt covenants as of the reporting date of such reports.

5. Please expand your disclosures to better address how you determined that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months in light of the following:

•

Your operating and investing activities for the three months ended March 31, 2016 used cash of $659 million, which on an annualized basis appears to significantly exceed your current working capital and sources of cash discussed on page 38;

•	You had a working capital deficit at December 31, 2015 and March 31, 2016; and
•

It appears that a significant amount of cash flows generated by your solar assets have already been committed to under your current debt and VIE arrangements, including the latest cash equity financing you entered into on May 2, 2016. Please address what impact this will have on your ability to enter into future financing arrangements.

The Company respectfully advises the Staff that its primary sources of cash include: (i) recurring customer payments from over 250,000 long-term energy contracts, (ii) proceeds from the sale of SRECs and the receipt of state and local incentives that are associated with renewable energy generation, (iii) available borrowings under existing credit facilities, (iv) committed financing under existing financing funds, which help finance the installation cost of new solar energy systems, (v) available borrowings under existing aggregation credit facilities, which allow us to monetize customer payments under long-term energy contracts in excess of amounts committed to our financing fund investors, (vi) our plans to refinance the solar assets in our aggregation facilities into longer term financing arrangements, such as by issuing solar asset-backed notes or cash equity transactions, and (vii) our plans to monetize available customer

Securities and Exchange Commission
June 8, 2016

payments under long-term energy contracts by entering into longer term financing arrangements than our aggregation facilities, such as by issuing solar asset-backed notes or cash equity transactions.

Furthermore, as we have disclosed in our public filings, we form financing funds with our financing fund investors in the ordinary course of business in order to facilitate the funding and monetization of certain attributes associated with its solar energy systems. We have demonstrated that our solar energy systems and long-term energy contracts create significant, reliable value, in excess of amounts committed to our financing fund investors. In particular, we have a demonstrated track record of monetizing these assets through the issuance of solar asset-backed notes supported by, and sales of the rights to receive, future customer payments in excess of amounts committed to our financing fund investors and other project-related debt in order to generate working capital.

In addition, and taking into consideration amounts committed to our financing fund investors, we believe that the value of the long-term energy contracts that we originate exceeds our costs to design, install and deploy solar energy systems to our customers, and that we, therefore, generate significant value with each new customer installation.  A key aspect of our financial strategy is to monetize a significant portion of the value of the solar assets that we originate, allowing us to generate liquidity for our operations in current periods, while retaining the residual cashflows for future periods.

The Company respectfully advises the Staff that our projected cash requirements for the next 12 months are primarily dependent on the number and size of future solar energy systems that we install and our ability to successfully monetize the related future customer payments.  We have provided guidance as to the megawatt capacity of solar energy systems that we anticipate installing in future periods, and our operating plan and projected cash requirements are based on that volume of installations. We believe that our solar energy systems and long-term energy contracts create reliable and valuable cash flows, in excess of the amounts committed to our financing fund investors, and we have demonstrated a strong track record of monetizing these future customer payments to supplement our working capital. For example, we recently increased the total committed amount of our revolving aggregation credit facility from $650 million to $690 million (as disclosed in our Current Report on Form 8-K filed on June 3, 2016), strengthening our ability to monetize future solar assets. In the event that we are unable to raise additional sources of working or project capital, or that we believe it is in the best interests of our shareholders to preserve capital, we may decide to install fewer solar energy systems and procure fewer components. We believe that the nature of our operations provides us with a high degree of flexibility to react to changing economic and operational situations in managing our projected cash requirements.

In response to the Staff’s comment, we hereby undertake to include in future annual and quarterly reports filed with the Commission expanded disclosure regarding our determination that our current sources of cash will be sufficient to meet our projected cash requirements over the next 12 months.

Form 8-K

6. In a similar manner to your other definitions provide on page 17, please explain how you arrive at the measure called Contracted SREC Portfolio Pre-Tax Unlevered NPV Remaining, including any significant assumptions or estimates used.

The Company respectfully informs the Staff that Contracted SREC Portfolio Pre-Tax Unlevered NPV Remaining represents the net present value at a 6% discount rate of the total cash inflows we forecast from the production of all Solar Renewable Energy Credits (SRECs) we have contracted to sell as of the measurement date. This forecast is based on (a) estimated kWh of energy production from all applicable solar energy systems that have already been deployed and (b) the price per kWh price established in the SREC sale contracts for each applicable year. It represents the total cash flows forecast before debt service and is net of any prepayments already received. We do not include any SRECs that have not been contracted to sell even if we own and expect to generate them from solar energy systems that have already been deployed.

Securities and Exchange Commission
June 8, 2016

In response to the Staff’s comment, we hereby undertake to include this description when making future reference to Contracted SREC Portfolio Pre-Tax Unlevered NPV Remaining in reports filed with or materials furnished to the Commission.

7. You refer to generating positive cash before manufacturing-related investments throughout your shareholder letter, including in the headings to your shareholder letter. This would appear to imply that you are generating cash flows from operations; whereas you continue to report net cash used rather than generated from operations since the year ended December 31, 2014. Please advise or revise your disclosures accordingly to better clarify.

The Company respectfully informs the Staff that references made to “positive cash generation before manufacturing-related investment” in its First Quarter 2016 Shareholder Letter (the “Q1 Shareholder Letter”) describe the Company’s total net cash generation and are not meant to refer to “Net cash used in operating activities.” For this reason, we have not referred to our cash generation as “positive operating cash” or “generating cash flows from operations.”

In discussing generation of cash by the Company’s operations, which the Company has discussed since its first earnings call in early 2013, the Company refers to the sum of its operating cash flow, investing cash flow and financing cash flow (exclusive of any cash flows derived from issuances of equity securities from the sale of SolarCity equity securities, or securities convertible into SolarCity equity securities, for capital raising purposes) as its “cash generation,” rather than solely based on cash flows from operations. The Company’s senior management relies upon this presentation of the Company’s ability to generate working capital, the need for future equity issuances to generate additional working capital, the success of the Company’s monetization efforts, and the overall health of the Company’s operations. In accordance with this view, the Company’s senior management believes that this presentation of the Company’s ability to generate cash is highly relevant to an investor’s understanding of the Company’s operations.

The Company’s presentation of its positive cash generation relies primarily on two important facts:

•

We have not begun full-scale commercial production at our manufacturing facilities and, therefore, we consider all the expenditures incurred at those facilities as an investment (even though the majority of such costs have been expensed during the period). This was presented separately in our statement of operations as pre-production expense to clarify to investors the cost being incurred, which, if the facilities were fully operational, would be capitalized as part of inventory.

•

Certain transactions included within “Net cash provided by financing activities” reflect methods of monetizing our right to receive future customer payments in excess of amounts committed to our financing fund investors and other project-related debt to generate working capital.  For example, these would include our plans to issue additional solar asset-backed notes or engage in cash equity transactions. We believe it critical to an investor’s understanding of our business to include these monetization strategies in any discussion of the Company’s cash generation.

We respectfully refer the Staff to the following excerpt from our Q1 Shareholder Letter further describing our positive cash generation:

“Our goal to generate “positive cash” does not represent “free cash flow” as it is traditionally defined (as operating cash flow less capex), as this measurement explicitly excludes key project financing inputs that largely run through the financing cash flows. Tax equity, non-recourse debt, and alternative project financing sources like cash equity are critical elements of solar investment and ignoring them entirely obfuscates our net equity investment, organic cash generation, and ultimately our true return on invested

Securities and Exchange Commission
June 8, 2016

capital. While recourse debt and equity issuances clearly cannot be taken into account, project financings are integral to equity cash flows and returns in solar investment and thus must be incorporated into our goal of generating positive cash.”

In response to the Staff’s comment, we hereby undertake to include expanded disclosures of our description of “generating positive cash” as referring to the sum of our operating cash flow, investing cash flow and financing cash flow (exclusive of any cash flows derived from issuances of equity securities) when making future reference to our cash generation goals in reports filed with or materials furnished to the Commission.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments to me at (650) 963-3875.  In addition, we respectfully request that you provide a copy of any additional comments you may have to my attention at tserra@solarcity.com.  Thank you for your assistance.

SOLARCITY CORPORATION

/s/ Tanguy V. Serra

Tanguy V. Serra
President and Chief Financial Officer

cc:

Lyndon R. Rive, Chief Executive Officer
Donald R. Kendall, Jr., Chairman, Audit Committee
Seth R. Weissman, General Counsel, Executive Vice President and Secretary
Keith D. Lupton, Ernst & Young LLP
Steven V. Bernard, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Esq., Wilson Sonsini Goodrich & Rosati, P.C.